
07004523


SEC MAIL
RECEIVED
PROCESSING
FEB 2 8 2007
WASH. D.C.
213
SECTION

AB 3/15

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66746

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NAFA Capital Markets, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 North Broadway, Suite 2550
(No. and Street)

Oklahoma City, OK 73102
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John E. Fryrear 405-272-9290
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Murrell, Hall, & McIntosh, PLLP
(Name – if individual, state last, first, middle name)

2601 NW Expressway, Suite 700E, Oklahoma City, OK 73112
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

3/16/07

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



NAFA capitalmarkets

OATH OR AFFIRMATION

I, John E. Fryrear, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NAFA Capital Markets, L.L.C., as of December 31, 2006, 20___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

John E. Fryrear, A/C#15008279 value as of 12-31-06 $21,325.07
John & Susan Fryrear, JTWROS A/C#15016314 value as of 12-31-06 $25.00



Signature
John E. Fryrear
President

Title

State of Oklahoma
County of Oklahoma

Signed and sworn before me
on February 27, 2007 by
John E. Fryrear.



Notary


JONE K. NELSON
NOTARY
05009646
EXP. 10/18/09
PUBLIC
STATE OF OKLAHOMA

My commission expires 10-18-09
My commission #05009646

NAFA CAPITAL MARKETS, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2006

TABLE OF CONTENTS


MHM
COUNT ON MHM

Report of Independent Registered Public Accounting Firm

Board of Directors
NAFA Capital Markets, LLC:

We have audited the accompanying statement of financial condition of NAFA Capital Markets, LLC (the Company) as of December 31, 2006, and the related statements of income (loss), changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NAFA Capital Markets, LLC at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Murrell, Hall, McIntosh & Co. PLLP

Murrell, Hall, McIntosh & Co., PLLP
Oklahoma City, Oklahoma
February 23, 2007

Murrell, Hall, McIntosh & Co., PLLP • Certified Public Accountants
2601 N.W. Expressway Suite 700E • Oklahoma City, OK 73112 • 405.842.4420 • F. 405.842.3776 • www.mhmcpa.com

NAFA CAPITAL MARKETS, LLC
Statement of Financial Condition
December 31, 2006

Assets

Cash	$ 44,763
Deposits with clearing organizations and others (cash of $79,069 and securities with a market value of $101,979)	181,048
Receivable from broker-dealers and clearing organizations	84,914
Prepaid expenses	10,220
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $10,238	50,718
Other assets	3,416
Total assets	$ 375,079

Liabilities and Members' Equity

Liabilities:	
Accounts payable, accrued expenses, and other liabilities	$ 88,337
Commitments and contingent liabilities:	-
Subordinated borrowings	200,000
Members' equity	86,742
Total liabilities and members' equity	$ 375,079

The accompanying notes are an integral part of these financial statements.

NAFA CAPITAL MARKETS, LLC
Statement of Income (Loss)
For the Year Ended December 31, 2006

Revenues:	
Commissions	$ 984,893
Interest and dividends	6,151
Total revenues	991,044
Expenses:	
Employee compensation and benefits	675,635
Floor brokerage, exchange, and clearance fees	60,000
Communications and data processing	39,376
Interest and dividends	16,455
Occupancy	44,696
Depreciation	10,238
Other expenses	199,864
Total expenses	1,046,264
Net (loss) before income taxes	(55,220)
Provision for income taxes	-
Net (loss)	$ (55,220)

The accompanying notes are an integral part of these financial statements.

NAFA CAPITAL MARKETS, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2006

Balance at January 1, 2006	$ 141,962
Members' contributions	
Net loss	(55,220)
Balance at December 31, 2006	$ 86,742

The accompanying notes are an integral part of these financial statements.

NAFA CAPITAL MARKETS, LLC
Statement of Cash Flows
For the Year Ended December 31, 2006

Cash flows from operating activities:	
Net loss	$ (55,220)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	10,238
(Increase) decrease in operating assets:	
Deposits with clearing organizations and others	49,259
Net receivable from broker-dealers and clearing organizations	(52,119)
Prepaid expenses	(1,236)
Increase (decrease) in operating liabilities:	
Accounts payable, accrued expenses, and other liabilities	41,741
Net cash used in operating activities	(7,337)
Cash flows from investing activities:	
Purchase of furniture, equipment, and leasehold improvements	(21,925)
Net cash used in investing activities	(21,925)
Cash flows from financing activities:	
Net (decrease) in cash	(29,262)
Cash at beginning of period	74,025
Cash at end of period	$ 44,763
Supplemental cash flows disclosures:	
Interest payments	$ 16,455

The accompanying notes are an integral part of these financial statements.

NAFA CAPITAL MARKETS, LLC
Statement of Changes in Liabilities Subordinated to Claims of Creditors
For the Year Ended December 31, 2006

Subordinated borrowings at January 1, 2006	$ 200,000
Issuance of subordinated notes	-
Subordinated borrowings at December 31, 2006	$ 200,000

The accompanying notes are an integral part of these financial statements.

NAFA CAPITAL MARKETS, LLC
Notes to Financial Statements
December 31, 2006

1. Organization and Nature of Business

NAFA Capital Markets, LLC ("Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD). The Company is an Oklahoma Limited Liability Corporation. The Company represents its customers in various securities transactions, for which it earns commissions.

The Company clears all securities transactions through Pension Financial Services, Inc.

2. Significant Accounting Policies

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Accounts Receivable

The Company provides an allowance for doubtful accounts equal to the estimated uncollectible amounts. The Company's. estimate is based on historical collection experience and a review of the current status of trade accounts receivable. As of December 31, 2006, the Company had no allowance for bad debts.

Cash Equivalents

Cash and cash equivalents consist primarily of cash on deposit, certificates of deposit, money market accounts, and investment grade commercial paper that are readily convertible into cash and purchased with original maturities of three months or less.

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company's management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

NAFA CAPITAL MARKETS, LLC
Notes to Financial Statements
December 31, 2006

Contingencies (*continued*)

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed.

Estimates

Preparing the Company's financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Financial Instruments

The Company's financial instruments are cash and cash equivalents, accounts receivable, accounts payable, and subordinated long-term debt. The recorded values of cash and cash equivalents, accounts receivable, and accounts payable approximate their fair values based on their short-term nature. The recorded values of long-term debt approximates its fair values, as interest approximates market rates.

Income taxes

As a limited liability company, the Company's taxable income or loss is allocated to members in accordance with their respective percentage ownership. Therefore, no provision or liability for income taxes has been included in the financial statements

Investments

Marketable securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with unrealized gains and losses recognized in earnings.

Property and Equipment and Depreciation Methods

Property and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance, and repairs are charged to expense as incurred. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. The estimated useful lives for significant property and equipment categories are as follows:

Office furniture and equipment	5 to 7 years
Software	3 years

Amortization of leasehold improvements is computed using the straight-line method over the shorter of the remaining lease term or the estimated useful lives of the improvements.

Depreciation and amortization expense for the year ended December 31, 2006 totaled $10,238.

New Accounting Pronouncements

In February 2006, the FASB issued Statement No. 155, "Accounting for Certain Hybrid Financial Instruments" ("SFAS No. 155"), which amends FASB Statements No. 133 and 140. This Statement permits fair value remeasurement for any hybrid financial instrument containing an embedded derivative that would otherwise require bifurcation, and broadens a Qualified Special Purpose Entity's ("QSPE") permitted holdings to include passive derivative financial instruments that pertain to other derivative financial instruments. This Statement is effective for all financial instruments acquired, issued or subject to a remeasurement event occurring after the beginning of an entity's first fiscal year beginning after September 15, 2006. This Statement has no current applicability to the Company's financial statements. Management plans to adopt this Statement on January 1, 2007 and it is anticipated that the initial adoption of this Statement will not have a material impact on the Company's financial position, results of operations, or cash flows.

During March 2006 the FASB issued SFAS No. 156 "Accounting for Servicing of Financial Assets". Implement of this SFAS is not expected to have any impact on the Company's financial position, results of operations, or cash flows.

NAFA CAPITAL MARKETS, LLC
Notes to Financial Statements
December 31, 2006

New Accounting Pronouncements (*continued*)

In June 2006, the FASB issued Interpretation 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), an interpretation of FASB Statement No. 109, and "Accounting for Income Taxes." FIN 48 clarifies the accounting and reporting for income taxes where interpretation of the law is uncertain. FIN 48 prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of income tax uncertainties with respect to positions taken or expected to be taken in income tax returns. FIN 48 is effective for fiscal years beginning after December 15, 2006. This Statement has no current applicability to the Company's financial statements. Management plans to adopt this Statement on January 1, 2007 and it is anticipated that the initial adoption of FIN 48 will not have a material impact on the Company's financial position, results of operations, or cash flows.

In September 2006, the FASB issued Statement No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 addresses how companies should measure fair value when they are required to use a fair value measure for recognition or disclosure purposes under GAAP. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, with earlier adoption permitted. Management is assessing the impact of the adoption of this Statement.

In September 2006, the FASB issued Statement No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" ("SFAS No. 158"), an amendment of FASB Statements No. 87, 88, 106 and 132(R). SFAS No. 158 requires (a) recognition of the funded status (measured as the difference between the fair value of the plan assets and the benefit obligation) of a benefit plan as an asset or liability in the employer's statement of financial position, (b) measurement of the funded status as of the employer's fiscal year-end with limited exceptions, and (c) recognition of changes in the funded status in the year in which the changes occur through comprehensive income. The requirement to recognize the funded status of a benefit plan and the disclosure requirements are effective as of the end of the fiscal year ending after December 15, 2006. The requirement to measure the plan assets and benefit obligations as of the date of the employer's fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. This Statement has no current applicability to the Company's financial statements. Implementation of this SFAS is not expected to have any impact on the Company's financial position, results of operations, or cash flows.

NAFA CAPITAL MARKETS, LLC
Notes to Financial Statements
December 31, 2006

New Accounting Pronouncements (*continued*)

In February 2007, the FASB issued Statement No. 159, "The Fair value Option for Financial Assets and Financial Liabilities" ("SFAS No. 159"), an amendment of FASB Statement No. 115. SFAS No. 159 addresses how companies should measure many financial instruments and certain other items at fair value. The objective is to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007, with earlier adoption permitted. Management is assessing the impact of the adoption of SFAS No. 159.

Rent Obligation

The Company has entered into operating lease agreements for its corporate office and warehouses, some of which contain provisions for future rent increases or periods in which rent payments are reduced (abated). In accordance with generally accepted accounting principles, the Company records monthly rent expense equal to the total of the payments due over the lease term, divided by the number of months of the lease term. The difference between rent expense recorded and the amount paid is credited or charged to "Deferred rent obligation," which is included in accounts payable and accrued liabilities in the accompanying Balance Sheet

3. Receivable From Broker-Dealers and Clearing Organizations

Amounts receivable from broker-dealers and clearing organizations at December 31, 2006, consist of the fees and commissions receivable totaling $84,914. As part of the arrangement with the clearing organization, the Company maintains certain funds with the clearing organization. As of December 31, 2006 the Company had $181,048 in deposits with its clearing organization.

4. Operating Lease

The Company leases the office space it occupies under an operating lease. Rental expense for the year ended December 31, 2006 was $40,824. Future minimum lease payments required under the lease are as follows:

2007	$ 40,646
2008	41,466
2009	42,285
Remainder	17,761
Total minimum lease payments	$142,158

NAFA CAPITAL MARKETS, LLC
Notes to Financial Statements
December 31, 2006

5. Subordinated Borrowing

The borrowing under subordination agreements at December 31, 2006, is a 6% secured note agreement due on July 31, 2008.

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

6. Related Party Transactions

During 2005 the Company received a $200,000 subordinated loan from one of its members.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company is also subject to the Commodity Futures Trading Commission's (CFTC's) minimum financial requirements (Regulation 1.17), which require that the Company maintain net capital, as defined, equal to 4 percent of customer funds required to be segregated pursuant to the Commodity Exchange Act, less the market value of certain commodity options, all as defined. At December 31, 2006, the Company had net capital of $220,807, which was $120,807 in excess of its required net capital of $100,000. The Company's net capital ratio was .4 to 1.

Schedule I

NAFA CAPITAL MARKETS, LLC
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2006

Net Capital		
Total members' equity		$ 86,742
Add:		
Subordinated borrowings allowable in computation of net capital	$ 200,000	
		200,000
Total capital and allowable subordinated borrowings		286,742
Deductions and/or charges:		
Nonallowable assets:		
Furniture, equipment, and leasehold improvements, net	$ 50,718	
Prepaid expenses	10,220	
Other assets	3,416	
Other deductions and/or charges		64,354
Net capital before haircuts on securities positions (tentative net capital)		222,388
Haircuts on securities		(1,581)
Net capital		$ 220,807
Aggregate indebtedness		
Items included in consolidated statement of financial condition:		
Other accounts payable and accrued expenses	$ 88,337	
Total aggregate indebtedness		$ 88,337
Computation of basic net capital requirement		
Minimum net capital required		$ 5,855
Minimum dollar net capital requirement of reporting broker dealer		$ 100,000
Net capital requirement		$ 100,000
Excess net capital		$ 120,807
Excess net capital at 1,500 percent		$ 207,556
Excess net capital at 1,000 percent		$ 211,973
Ratio: Aggregate indebtedness to net capital		40%

Schedule I (continued)

NAFA CAPITAL MARKETS, LLC
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2006

Reconciliation with company's computation (included in Part II of Form X-17A-5 as of December 31, 20X4)

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	221,314
Audit adjustment for rent expense		(922)
Other adjustments		415
Net capital per above	$	220,807

Schedule II

NAFA CAPITAL MARKETS, LLC
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2006

The Company is exempt from Rule 15c-3-3 based on the following:

All customer transactions cleared through another broker-dealer on a fully disclosed basis.


COUNT ON MHM

Report on Internal Control

Board of Directors
NAFA Capital Markets, LLC:

In planning and performing our audit of the financial statements and supplemental schedules of NAFA Capital Markets, LLC (the Company), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Murrell, Hall, McIntosh & Co., PLLP • Certified Public Accountants
2601 N.W. Expressway Suite 700E • Oklahoma City, OK 73112 • 405.842.4420 • F. 405.842.3776 • www.mhmcpa.com

Board of Directors
NAFA Capital Markets, LLC
Page Two

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and those transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Murrell, Hall, McIntosh & Co., PLLP

Murrell, Hall, McIntosh & Co., PLLP
Oklahoma City, Oklahoma
February 23, 2007

END